UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AEA-Bridges Impact Corp.

(Name of Issuer)

CLASS A ORDINARY SHARES, PAR VALUE $0.0001

(Title of Class of Securities)

G01046104

(CUSIP Number)

John Garcia

AEA Investors LP

520 Madison Avenue, 40th Floor

New York, NY 10022

Tel: (212) 644-5900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G01046104	Page 2

1	NAME OF REPORTING PERSON John Garcia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed on February 19, 2021 (“Schedule 13D”) and relates to the Class A ordinary shares of AEA-Bridges Impact Corp., a Cayman Islands exempted company (the “Issuer”). The executive offices of the Issuer are located at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands.

As of September 26, 2022, the Reporting Person (as defined below) beneficially owned no Class A ordinary shares.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is hereby amended to add the following:

Transaction Agreement

As disclosed by the Issuer on a Current Report on Form 8-K, as amended, filed on December 13, 2021 (the “Current Report”), on December 12, 2021, the Issuer, entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement” and, such combination, the “Business Combination”), by and among the Issuer, LiveWire Group, Inc. (formerly known as LW EV Holdings, Inc.) (“HoldCo”), LW EV Merger Sub, Inc. (“Merger Sub”), Harley-Davidson, Inc. (“H-D”) and LiveWire EV, LLC (“LiveWire”).

Upon the terms and subject to the conditions of the Business Combination Agreement, and in accordance with the Delaware General Corporation Law and the Cayman Islands Companies Act, the Issuer will change its jurisdiction of incorporation by discontinuing as an exempted company in the Cayman Islands and continuing and domesticating as a corporation to be incorporated under the laws of the State of Delaware. Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a direct, wholly owned subsidiary of HoldCo. Upon the effectiveness of the Merger (the “Effective Time”), by virtue of the Merger and the Business Combination, each share of Class A common stock of the Issuer issued and outstanding immediately prior to the Effective Time will be automatically cancelled and converted into the right to receive one (1) share of common stock of HoldCo, par value $0.0001 (“HoldCo Common Stock”). At the Effective Time, each warrant to purchase Class A common stock issued and outstanding immediately prior to the Effective Time will automatically become a warrant to purchase shares of HoldCo Common Stock.

On September 26, 2022, the Issuer, HoldCo, Merger Sub, H-D and LiveWire completed the Merger contemplated by the Business Combination Agreement. By virtue of the Merger, each Class A ordinary share of the Issuer was converted into a share of HoldCo Common Stock and each whole warrant of the Issuer was converted into a corresponding whole warrant of HoldCo.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), (b), (c) and (e) are hereby supplemented by adding the following:

Item 4 is hereby incorporated by reference.

By virtue of the Merger, as of September 26, 2022, the Reporting Person no longer beneficially owned any Class A ordinary shares.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2022

By:	/s/ John Garcia
Name: John Garcia